CM

BD 2/20

04001625

SEC[illegible] [illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING
FEB 17 2004
WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 050894

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mosaic Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8777 N. Gainey Center Drive
(No. and Street)

Scottsdale	**Arizona**	**85258**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Richard Mason, Principal — (480) 443-9537
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

434 S. Yellowstone Drive	Madison	Wisconsin	53705-0946
(Address)	(City)	(State)	(Zip Code)

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 2-25

OATH OR AFFIRMATION

I, W. Richard Mason, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mosaic Funds Distributor, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

Signature

Notary Public State of Arizona
Maricopa County
Alyssa B. Johnson
Expires September 14, 2007

Principal
Title

Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
Mosaic Funds Distributor, LLC
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Mosaic Funds Distributor, LLC as of December 31, 2003, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mosaic Funds Distributor, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Madison, Wisconsin
January 23, 2004

Mosaic Funds Distributor, LLC

Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	31,726
Other assets		2,958
Total assets	$	34,684
Liabilities and Member's Capital		
Liabilities		
Deferred revenue	$	1,230
Member's capital		33,454
Total liabilities and member's capital	$	34,684

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Operations
Year Ended December 31, 2003

Revenue:		
Contract revenue	$	18,930
Other		786
		19,716
Expenses:		
Operating expenses		20,165
Net loss	$	(449)

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2003

Balance at December 31, 2002	$	33,903
Net loss		(449)
Balance at December 31, 2003	$	33,454

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Cash Flows
Year Ended December 31, 2003

Cash Flows From Operating Activities	
Net loss	$ (449)
Adjustment to reconcile net loss to net cash provided by operating activities:	
Decrease in other assets	352
Increase in deferred revenue	1,230
Net cash provided by operating activities	1,133
Cash and cash equivalents:	
Beginning	30,593
Ending	$ 31,726

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 2003

		Schedule I
Computation of net capital:		
Total member's capital	$	33,454
Deductions and/or charges:		
Other assets		2,958
Net capital		30,496
Minimum net capital		5,000
Capital in excess of minimum requirement	$	25,496
Aggregate indebtedness	$	-

Statement pursuant to paragraph (d) of rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS report as of December 31, 2003.

Mosaic Funds Distributor, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2003 **Schedule II**

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2003 **Schedule III**

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Member
Mosaic Funds Distributor, LLC
Madison, Wisconsin

In planning and performing our audit of the financial statements of Mosaic Funds Distributor, LLC for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons.
- Reconciliation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.